

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2014

Via E-mail
Tammy Skalko
Chief Executive Officer
House of BODS Fitness, Inc.
1061 South sun Drive, Suite #1097
Lake Mary, FL 32746

> **Re:** **House of BODS Fitness, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 23, 2014**
> **File No. 333-190667**

Dear Ms. Skalko:

We have reviewed your responses to the comments in our letter dated September 12, 2013 and have the following additional comments.

General

1. We note your response to our prior comment 6 and your revised disclosure regarding the price of your stock. Because you will be selling the stock at a fixed price and the selling shareholders can sell stock at prevailing market prices, or at privately negotiated prices, once the shares are quoted on any OTC Market Tier, please add a risk factor describing the effect that potential price discrepancies may have on the stock price offered by you and the selling shareholders, respectively.

Cover Page

2. Please revise to indicate on the cover page that the shares offered by the company will be sold at a fixed price of $.15 for the duration of the offering.

3. We note your response to our prior comment 5 that part of this offering is self-underwritten. From the use of proceeds discussion, it appears that this is a best efforts, self-underwritten deal. As such, on the cover page, state the date the best efforts offering will terminate. Indicate if there may be any extensions to the offering and if so, the duration of such extensions. Refer to Item 501(b)(8)(iii) of Regulation S-K.

4. Further, if the securities offered by the company are to be offered on a best efforts basis, also set forth any minimum required purchase and any arrangement to place the funds received in an escrow, trust, or similar arrangement. If no such escrow or trust arrangements have been made, so state. Refer generally to Instruction 3 to Item 501 of

Regulation S-K. If there is such an arrangement, file it as an exhibit to the Registration statement.

Prospectus Summary, page 6

House of BODS Fitness, Inc., page 6

5. We note your response to our prior comment 11 and reissue in part. Please quantify the number of clients you currently have, as we note that your statement regarding having over "thousands of clients" is not clear here or on page 30. Also, please clarify how you count clients. For instance, do people have a monthly membership to your dance studio or pay for individual classes? Please also revise to disclose here that you do not have any dance studios currently open, if true.

6. In one of the opening paragraphs, please disclose your revenue and net losses for the most recent fiscal year and interim stub. This will provide a financial snapshot of your company.

7. In the summary, please state, as disclosed elsewhere, that you have only one full time employee.

8. We note your disclosure on page 7 relating to your plans to develop a "privately labeled health and wellness product line." Please revise to state that there is no guarantee that you will develop a line of health and wellness products.

9. Please revise to disclose within this section (a) the implied aggregate value of all of your common stock intended to be outstanding after the offering, based on your assumed offering price of $0.15 and (b) your total stockholders' equity (deficit) as of the latest balance sheet date presented in the filing. Based on the 16,070,000 common shares outstanding at March 31, 2014 plus the 6,666,667 common shares to be offered, it appears the implied aggregate price of your common stock is $3.4 million.

10. In the second paragraph you disclose that you intend to resume your class schedule and personal sessions in the next 60-90 days. Please clarify the point in time from which the 60-90 days relates. Conform the like disclosure in risk factor number 6 on page 10, at the bottom of page 37 and wherever else disclosed.

11. Please disclose in the sixth paragraph on page 7 what the post offering monthly burn rate amounts consist of, and tell us how these amounts are consistent with the aggregate of the amounts disclosed as cost of being a public company on page 18, use of proceeds on page 20, your plan of operation on page 36, and increased general and administrative expenses on page 39.

12. It appears that the seventh paragraph on page 7 qualifies the belief stated in the sixth paragraph on that page. Please expand the seventh paragraph to disclose (i) whether or not you have any formal, binding commitments for funding from debt and equity securities, and if so, state the amount of such and the party to such arrangements and (ii) that there is no assurance that you will obtain strategic partners or be able to generate sufficient additional revenue from the sources indicated in paragraph 6. Conform the like disclosure in risk factor number 4 on page 9, page 36 under "Plan of Operation," note 8 on page F-11 and wherever else disclosed.

Risk Factors, page 8

13. Please add a risk factor describing the risk to investors that the proceeds from the offering will not be held in an escrow account and will not be returned to them regardless of the number of securities sold in the offering, if true.

Use of Proceeds, page 20

14. We note your response to our prior comment 21 and your revised disclosure in this section. Please reconcile your statement here that "the Company intends to open a new studio space once an initial $500,000 or more has been raised" with your disclosure that you plan to sign a sublease agreement and resume classes and personal sessions in the next 60-90 days on page 6 and elsewhere.

15. Based on your disclosure on page 21 it appears that you will not reopen the dance studio unless you raise at least $500,000 in this offering. If so, please add a risk factor and also disclose this information in the summary and business sections.

16. We note you state you hope to start filming your fitness video series within 60 – 90 days of receipt of sufficient capital. Please clearly quantify what is sufficient capital to begin filming you fitness series.

Dilution, page 22

17. The proceeds from the offering available for the net tangible book value computation are typically net of offering expenses, which appear to be $45,000 per page 20. Please revise the computation and related disclosure for each scenario accordingly.

Selling Shareholders, page 23

18. We note your response to our prior comment 27 and reissue in part. Please identify the natural persons who have investment control of Public Corporate Consultants, Inc. and other entities listed the selling shareholders table.

Common Stockholders of Record, page 27

19. We note your response to our prior comment 31 and reissue. Instead of providing the number of stockholders of record as the most recently completed quarter, please provide this number as of the most recent practicable date, such as a date close in time to the date you file your next amendment to the registration statement. Similarly, refer to the footnotes to the Selling Shareholder table on page 23. Please revise to update the selling shareholder table to the most recent practicable date.

Business, page 30

20. We note your disclosure that you anticipate 15-30 clients to book classes and spend $210-$320 per client each month at your studio when it reopens. Please revise to state that there is no guarantee that you will continue to have clients. If any clients pre-paid for classes or continue to take classes at this time, please revise to state so and disclose how many paying clients you have at this time. Otherwise, it appears that you may not have any active clients at this time.

21. Please clearly state here and in the Management's Discussion and Analysis section what types of fitness videos you intend to produce. What type of exercise will be on the videos?

22. Please clarify what "natural supplements" you intend to sell. Will the supplements be manufactured for you or only resold in your studio? Do you plan to distribute them in your studio or online?

23. We note your response to our prior comment 34 and reissue. Please revise to provide a more detailed summary of your business and current operations. To the extent that you discuss future business plans here, the discussion should be balanced with a brief discussion on the time frame for implementing future plans, the steps involved, and any obstacles involved before you can commence the planned operations. This includes the need for any additional financing. If additional financing may not be available, please clarify that. This applies to any included discussion of future plans or products, such as the mention of opening additional dance studios, producing a DVD or series of DVDs, web based sales, a line of nutritional and heath products, as well as to what types of products you may offer, and for your hope to add paid subscription services. If you are not able to expand upon the disclosure in this regard, please either delete the reference to these products or clearly state that you currently have no plans or funds in regard to certain products.

Web-based Sales, page 31

24. The website address indicated here differs from the one noted earlier on page 31, and does not appear to link to a business related to you. Please revise or advise.

Management's Discussion and Analysis, page 35

Critical Accounting Policies and Estimates, page 35

25. We note your revised disclosure in response to prior comment 43. Please further revise to include your actual critical accounting policies. Your disclosure of critical accounting policies should supplement, not duplicate the description of accounting policies that you have disclosed in the notes to the financial statements. While the accounting policy note in the financial statements describes the method used to apply an accounting principle, your discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please revise accordingly. Refer to Section 501.14 of Financial Reporting Codification for guidance.

(a) Plan of Operation, page 36

26. We note your response to our prior comment 45 and reissue in part. Please revise to include a more detailed plan of operations for the next twelve months. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding. This should correspond with the disclosure to be found under "Use of Proceeds" on page 20.

27. We note that you have begun discussions with a skin care company and a nutrition company regarding developing a line of different products. Please disclose if you signed any agreements with these companies and if so, please disclose the companies, describe the terms of the agreements and file them as an exhibits to your registration statement.

28. We note you disclose at page 36 that in order to produce and launch a fitness video series, you have commenced research for a contractor to do the work. Please revise to clarify here and in your business section, who will provide the content for the fitness video. For instance, will it all be contracted out or will an employee of yours provide the fitness routine and perform it?

29. Explain briefly in this section why you closed your studio in November 2013.

(b) Management's Discussion and Analysis of Financial Condition, page 37

30. Refer to prior comment 49. Please provide a comparative analysis of all significant expense items presented in your filing. For example, we note that there is no comparative analysis of cost of revenue for fiscal year ended December 31, 2013

compared to the fiscal year ended December 31, 2012 or for the interim period financial statements.

Liquidity and Financial Resources, page 39

31. Refer to prior comment 52. Please further revise your disclosure in the fourth paragraph on page 39 to include the estimated additional cost of being a public company consistent with disclosure elsewhere in the filing.

Financial Statements, page F-1

32. Pursuant to Rule 8-08 of Regulation S-X, please revise to include comparative interim financial statements for the six months ended June 30, 2014, and conform financial information located elsewhere in the filing as appropriate.

Notes to Consolidated Financial Statements, page F-17

Note 2: Summary of significant accounting principles, page F-17

Revenue Recognition, page F-5

33. Refer to prior comment 61. Please further revise to provide a detailed description of your policy for measuring and recognizing revenue and cost of goods sold. Your policy should specifically disclose the nature of the revenue you earn and the related cost of goods sold you incur and how they are measured and recognized in your financial statements. Conform the like disclosure on page F-18.

Note 4: Other Assets, page F-9

34. Please write off the remaining balance of startup costs at March 31, 2014, as these are not assets pursuant to Accounting Standards Codification 720-15-25-1.

Part II

Signatures, page II-8

35. We note your response to our prior comment 58 and reissue in part. Please revise your signature page to have your principal accounting officer or controller sign the registration statement in his or her individual capacity. Please note that this title is distinct from "CFO" or "chief financial officer" titles. This signature should appear in the second signature block of the signature section. If someone has signed in more than one capacity, indicate each capacity in which he has signed.

Exhibit 5.1

36. We note your response to our prior comment 72 and reissue in part. Please have counsel opine that the shares offered by the company will be, when sold, legally (or validly) issued, fully paid and non-assessable. Refer to Section II.B.1.a. of Staff Legal Bulletin, No. 19, available on our website at www.sec.gov.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Tammy Skalko
House of BODS Fitness, Inc.
August 18, 2014
Page 8

       You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Justin Dobbie for

Susan Block
Attorney-Advisor

cc: <u>Via E-mail</u>
       Raul N. Rodriguez, Esq.